

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2013

Via E-mail
Wei Li
Chief Executive Officer
China VantagePoint Acquisition Company
555 NE 15th Street
Suite 200
Miami, FL 33132

> **Re: China VantagePoint Acquisition Company**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 5, 2013**
> **File No. 000-54269**

Dear Mr. Li:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide an analysis explaining why you believe the proposed changes to your articles of association are not so significant that they constitute the issuance of new securities to current shareholders. Please explain why you believe Section 5 of the Securities Act of 1933 does not apply to what appears to be an offer and sale of such securities. If you are relying on an exemption for the offer and sale of these securities please identify the exemption and explain the basis for your reliance.

2. We note that proposal 2 seeks to amend your articles of association to "not require the Company to comply with Articles 157-163" of your articles of association. Please provide a brief summary of the terms of Articles 157-163. In addition, please provide an analysis explaining why you believe your shareholders should not have an opportunity to vote separately to eliminate each of these articles pursuant to Rule 14a-4(a)(3) of the

Securities Exchange Act of 1934.

Question and Answers About the Proposals, page 1

3. Please provide a question and answer quantifying the consideration the Subunit holders will receive per Subunit pursuant to the Continued Existence Proposal. In addition, please compare that amount to what each Subunit holder would receive if they reject the Continued Existence Proposal.

4. Please add a question and answer addressing what would happen if your shareholders do not approve the proposals.

5. Please add a question and answer addressing what will happen to the 2,642,856 warrant offering warrants that were issued at the time of your initial public offering if the Continued Existence Proposal is approved.

Q: How do the Company's directors and officers intend to vote their shares, page 2

6. Please clarify whether your directors and officers have purchased any subunits, ordinary shares or warrants in the open market or through privately negotiated transactions after your initial public offering. In addition, please disclose whether your directors and/or officers intend to purchase any subunits, ordinary shares or warrants in the open market or through privately negotiated transactions prior to the special meeting. Please make conforming changes to your disclosure in the first paragraph of the Distribution of the Trust Account section on page 8.

Q: What interests do the Company's directors and officers have in approval of the proposals, page 2

7. Please disclose that if these proposals are not approved there will be no distribution from the Trust Account with respect to securities held by your directors and officers, which will expire worthless.

Q: Since our IPO prospectus said that the Company viewed the provisions…, page 2

8. Please estimate the aggregate contingent liability associated with the rescission right.

Q: What about the propose acquisition of Black Diamond Holdings LLC, page 3

9. Please discuss what would happen if you did not terminate your agreement with Black Diamond Holdings.

Proxy and Proxy Solicitation Costs, page 7

10. We note that proxies may be solicited in person, by telephone or by other means of communication. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

Shares Held by the Company Inside Stockholders, page 9

11. Please advise what consideration you have given to the applicability of Rule 13e-3 to this proposal. We note your disclosure that you intend to redeem increments of less than 100 Subunits for cash.

12. We note that if the Continued Existence Proposal is approved company insiders will own approximately 96.6% of your outstanding ordinary shares. Please discuss the disadvantages to your public shareholder of holding such a small minority stake in your company, including the risk of a short-form merger and decreased voting rights.

Compensatory Arrangements for Board of Directors and Management, page 10

13. Please provide an estimate of the expenses, if any, incurred by your officers and directors and their respective affiliates in connection with the Black Diamond transaction.

Annex I

14. Counsel may not limit reliance on its legal opinion. Please have counsel delete the last sentence of the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brandon Hill, Attorney-Adviser, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director